UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Taysha Gene Therapies, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

877619106

(CUSIP Number)

Paul B. Manning

c/o PBM Capital Group, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

(434) 980-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Paul B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,876,157[1]
	8	SHARED VOTING POWER: 2,113,704[2]
	9	SOLE DISPOSITIVE POWER: 4,876,157[1]
	10	SHARED DISPOSITIVE POWER: 2,113,704[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,989,861[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

1

Consists of: (i) 1,500,000 shares of the Issuer’s common stock held by Mr. Manning; (ii) 142,202 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS; (iii) 38,750 shares of the Issuer’s common stock issuable upon the exercise of stock options held by Mr. Manning that are exercisable within 60 days of November 2, 2022; and (iv) 3,195,205 shares of the Issuer’s common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000.

2.	Consists of (i) 2,091,704 shares of the Issuer’s common stock held by BKB Growth Investments, LLC; and (ii) 22,000 shares of the Issuer’s common stock held by BKB G2 Investments, LLC.
3

Consists of: (i) 1,500,000 shares of the Issuer’s common stock held by Mr. Manning; (ii) 142,202 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS; (iii) 38,750 shares of the Issuer’s common stock issuable upon the exercise of stock options held by Mr. Manning that are exercisable within 60 days of November 2, 2022; (iv) 3,195,205 shares of the Issuer’s common stock held by The Paul B. Manning Revocable Trust dated May 10, 2000; (v) 2,091,704 shares of the Issuer’s common stock held by BKB Growth Investments, LLC; and (vi) 22,000 shares of the Issuer’s common stock held by BKB G2 Investments, LLC.

4

This percentage is calculated based upon (i) 62,286,428 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2022 and (ii) options exercisable for 38,750 shares within 60 days of November 2, 2022.

1	NAMES OF REPORTING PERSONS: The Paul B. Manning Revocable Trust dated May 10, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,195,205
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,195,205
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,195,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

This percentage is calculated based upon 62,286,428 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the SEC on October 27, 2022.

1	NAMES OF REPORTING PERSONS: BKB Growth Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,091,704
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,091,704
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,091,704
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

This percentage is calculated based upon 62,286,428 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the SEC on October 27, 2022.

1	NAMES OF REPORTING PERSONS: BKB G2 Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 22,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 22,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 22,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

1

This percentage is calculated based upon 62,286,428 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the SEC on October 27, 2022.

INTRODUCTION

This Amendment No. 1 (the “Amendment”) to schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2020 (the “Schedule 13D”), filed on behalf of Paul B. Manning, The Paul B. Manning Revocable Trust dated May 10, 2000 and BKB Growth Investments, LLC, relates to the common stock, par value $0.00001 per share (the “Common Stock”) of Taysha Gene Therapies, Inc., a Delaware corporation (the “Issuer” or “Taysha”). The Items below amend and supplement the information disclosed under the corresponding Items of Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

This Schedule 13D is filed by (i) Paul B. Manning (“Mr. Manning”); (ii) The Paul B. Manning Revocable Trust dated May 10, 2000, a trust governed under the laws of the Commonwealth of Virginia (the “Trust”); (iii) BKB Growth Investments, LLC, a Delaware Limited Liability Company (“BKB”); and (iv) and BKB G2 Investments, LLC, a Delaware Limited Liability Company (“BKB G2” and together with Mr. Manning, Trust and BKB, the “Reporting Persons”).

(b)	The address of the principal place of business of each of the Reporting Persons is c/o Taysha Gene Therapies, Inc., 2280 Inwood Road, Dallas TX 75235.

(c)

The principal purpose and occupation of Mr. Manning is chief executive officer of PBM Capital Group, LLC, a private equity investment firm. The principal business of the Trust is estate planning for Mr. Manning. The principal purpose and occupation of each of BKB and BKB G2 is private investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Manning is a citizen of the United States. The Trust is a trust governed under the laws of the Commonwealth of Virginia. Each of BKB and BKB G2 is a Delaware Limited Liability Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented as follows:

On October 31, 2022 Mr. Manning (the “Purchaser”) purchased 1,500,000 shares of the Issuer’s Common Stock in an underwritten public offering (the “Public Offering”) at an aggregate purchase price of $3,000,000.

The funds used by the Purchaser to acquire the securities described immediately above were obtained from the Purchaser’s personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b)	As of the date hereof, Mr. Manning holds options exercisable for 38,750 shares of Common Stock within 60 days of November 2, 2022.

As of the date hereof, Mr. Manning is the record owner of 1,500,000 shares of Common Stock.

As of the date hereof, Paul and Diane Manning, JTWROS are the record owner of 142,202 shares of Common Stock.

As of the date hereof, the Trust is the record owner of 3,195,205 shares of Common Stock. Mr. Manning is the Trustee of the Trust and has sole voting and dispositive power over the shares.

As of the date hereof, BKB is the record owner of 2,091,704 shares of Common Stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares.

As of the date hereof, BKB G2 is the record owner of 22,000 shares of Common Stock. Mr. Manning is a co-manager of the manager of BKB and has shared voting and dispositive power over the shares.

Mr. Manning may be deemed to beneficially own 11.2% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon (i) 62,286,428 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the SEC on October 27, 2022 and (ii) options exercisable for 38,750 shares within 60 days of November 2, 2022.

Each of the Trust, BKB and BKB G2 may be deemed to beneficially own 5.1%, 3.4% and 0.0%, respectively, of the Issuer’s outstanding Common Stock, which percentages are calculated based upon 62,286,428 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the SEC on October 27, 2022.

Collectively, the Reporting Persons beneficially own an aggregate of 6,989,861 shares of Common Stock, which represents 11.2% of the Issuer’s outstanding Common Stock, which percentage is calculated based upon (i) 62,286,428 outstanding shares of Common Stock of the Issuer, as reported in the Issuer’s prospectus supplement filed pursuant to Rule 424(b)(5), filed with the SEC on October 27, 2022 and (ii) options exercisable for 38,750 shares within 60 days of November 2, 2022.

(c)	Except as described herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.

(d)

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented as follows:

Lock Up Agreements

In connection with the Public Offering, each of the Reporting Persons signed a lock-up letter agreement (collectively, the “2022 Lock-Up Agreements”) that prohibits each Reporting Person from offering for sale, selling, contracting to sell, pledging, granting any option for the sale of, lending, transferring or otherwise disposing of any shares of the Common Stock, options or warrants to acquire shares of Common Stock or any security or instrument related to the Common Stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of Common Stock, for a period of 90 days from the date of the October 27, 2022 prospectus supplement for the Public Offering without the prior written consent of Goldman Sachs & Co. LLC as representative of the underwriters.

The foregoing description of the 2022 Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is attached hereto as Exhibit D and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended and supplemented as follows:

A.	Agreement regarding filing of joint Schedule 13D.

D.	Form of Lock-Up Agreement (incorporated herein by reference to Annex I to Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on October 27, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2022

By:	/s/ Paul B. Manning
Name: Paul B. Manning

THE PAUL B. MANNING REVOCABLE TRUST DATED MAY 10, 2000

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

BKB GROWTH INVESTMENTS, LLC

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager

BKB G2 INVESTMENTS, LLC

By:	/s/ Paul B. Manning
Name: Paul B. Manning
Title: Manager

By:	/s/ Bradford Manning
Name: Bradford Manning
Title: Manager